Exhibit 99.1

Dejour Receives Approval to Commence Development of Gibson Gulch

Denver, Colorado, October 4, 2011 -- Dejour Energy Inc. (NYSE AMEX: DEJ / TSX: DEJ) announced today that it has received approval from the Bureau of Land Management (“BLM”) to commence development on Dejour’s  72% owned federal leases located in the Piceance Basin near Glenwood Springs, Colorado. The permits received today allow the company to prepare access roads, construct a drilling pad and drill the first four of a proposed eight well first phase development of this liquid rich gas project.

 “The issuance of these initial permits by the BLM is the result of a thorough review process involving Dejour, the BLM, the Colorado Department of Wildlife and the local community.  It marks the first step in a development plan designed to provide significant volumes of clean natural gas and natural gas liquids to the market.  This is the second significant milestone achieved by Dejour in 2011, following on the heels of the successful implementation of a waterflood at our Woodrush Field in British Columbia.  With increasing oil production from the Woodrush field and the commencement of a much larger development of our proven reserve at Gibson Gulch in the fourth quarter, Dejour is now firmly on a path of growth in production, profit and developed reserves”, stated Harrison Blacker, President.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.
The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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